Exhibit 99.1

Mdxhealth Appoints Sanford J. Siegel, M.D. to Board of Directors

IRVINE, CA, and HERSTAL, BELGIUM – July 8, 2024 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announced the appointment of Sanford J. Siegel, M.D. to its Board of Directors. Dr. Siegel will be taking the seat of Lieve Verplancke M.D., who is stepping down from the Board of mdxhealth.

Dr. Siegel has more the 45 years of experience as a practicing urologist and over 35 years of executive leadership experience. Dr. Siegel currently serves as the Chairman of the Board of United Urology Group, having previously served as its Chief Executive Officer. United Urology Group, which was acquired by Audax in 2016, was formed under Dr. Siegel’s leadership and is one of the nation’s leading urology networks. Previously, Dr. Siegel served as the President and Chief Executive Officer of Chesapeake Urology Associates, which he founded in 1999. Dr. Siegel is a founding member of the Large Urology Group Practice Association (LUGPA), which was formed in 2008. He was a board member of the Urology Care Foundation (UCF) from 2016 until 2023 and The Urology Times. As a recognized leader in the field of medicine, Dr. Siegel has been honored with official citations for outstanding commitment and leadership from both the Governor and the General Assembly of Maryland. Dr. Siegel earned his medical degree from the University of Maryland School of Medicine and completed his specialty training in urology at Temple University Hospital in Philadelphia. He has been certified by the American Board of Urology and as Fellow of the American College of Surgeons.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are very happy and honored to welcome Dr. Sanford Siegel onto our Board of Directors. Dr. Siegel is an exceptionally accomplished individual who has achieved remarkable success as a leading urologist, entrepreneur, and public health advocate. As mdxhealth continues to grow, Dr. Siegel will provide us with invaluable insights and guidance on how best our leading menu of precision diagnostic solutions can be fully leveraged by urology practices to ensure patients receive the critical diagnostic information necessary for determining the most appropriate course of treatment.”

“I am pleased to join the mdxhealth Board of Directors, which is a company that is helping to shape the future of prostate cancer diagnosis,” said Dr. Siegel. “As with most areas of cancer, the key to improving treatment outcomes is ensuring that patients have access to the most advanced diagnostics earlier in the course of their disease so that treatment options can be determined in a more timely and effective manner. As a practicing urologist who has treated thousands of patients with prostate cancer, I believe mdxhealth is well positioned to deliver this critically important technology to urologists, which should ultimately lead to improved patient care.”

Koen Hoffman, Chairman of mdxhealth, commented: “On behalf of the Board of Directors, I would like to welcome Sandy Siegel and thank Lieve Verplancke for her valued service to mdxhealth. Over the years she has contributed to our progress with the utmost professionalism and expertise.”

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

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This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; and our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with global macroeconomic conditions; our ability to successfully and profitably market our products; the acceptance and reimbursement of our products and services by healthcare providers and payers; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.